UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Traccom Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2462209
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2013 SkyCrest Dr. #4, Walnut Creek, CA 94595

(Full mailing address of principal executive offices)

(714) 308-3340

(Issuer’s telephone number, including area code)

Common Stock

Title of each class of securities issued pursuant to Regulation A

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” “the company,” or “Traccom” refer to Traccom Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

ITEM 1. BUSINESS

Overview

The Company was formed in Delaware in November 2018 and, from that date to present, its’ singular focus has been the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

The Company’s two primary products – the Traccom Basic Tracker and the Health Hub, have completed their final development and testing and are ready for production once the required level of funding has been achieved.

The Company’s business model will consist of at least two revenue streams. The first is the initial sale of a device / activation, and the second is the recurring annual service revenue from the device. A third potential significant revenue source will come from data mining from the three devices. In the case of data mining, all consumer privacy laws would be adhered to. The Company will begin to develop this revenue source in our second year.

The Basic Tracker is designed to track the movement of personal assets with a specific focus on airline passengers who check in their luggage.  Its technology includes GPS and notifies the user of the location via email and text message.

The Health Hub primarily captures remote patient data monitored in a patient's home. The primary focus of monitoring is to provide up-to-date real-time status of the patient's overall health to the patient’s medical team.

In the healthcare industry, data dependence is increasing day-by-day. One of the most critical tasks in medical science is diagnosing or treating any disease of patients in a timely manner.

The Company’s primary source of working capital since inception has been loans from its management shareholders and its Reg A Tier 2 offering as well as $30,000 it raised on Indiegogo. There have been no management salaries paid out nor any significant operating costs. The primary operating expenses to date have been for product development and costs associated with its stock listing on OTC – Pink Sheet.  The Company’s stock listing occurred in February 2022.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a Delaware company focused on the development and testing of the firmware that will achieve the tracking and reporting functions of the products that the Company will market and sell.

The Company’s two primary products – Traccom Basic Tracker and the Health Hub, have completed their final development and testing and are ready for production once the required level of funding has been achieved.

While the Company has focused on securing the required level of funding, it is well to note that the Company has been very much at work on its entire product line.

Whether, the Tracker, for the logistics’ market or the Health Hub for the RPM (Remote Patient Monitoring) market, Traccom has not stopped in developing and enhancing its products.

The opportunity for international recognition is in the expanding market opportunities for the Health Hub. It is for that reason that an inordinate amount of resources have been allocated to not only continuing product development but preemptively to enhance the product, in order to push the Health Hub into other “higher need” markets, that are in addition to the RPM Market.

Moreover, the Company not only has demonstrable products in the maturing field of Tracking but also has a fully demonstrable product in the emerging markets that are served uniquely by the Health Hub.

The Company has continued to not only develop the product but has added IP, by developing a “Wearable” that is calibrated daily (automatically from on daily actual blood sample) such that a “Wearable” can accurately track glucose readings for the Diabetic while reducing the number of actual blood samples required. This is a breakthrough in the Diabetic community that is ONLY possible through the Traccom Health Hub.

At this time, the Company will focus its marketing and selling efforts on Rural Pharmacies and Pharmaceutical clinical Trials.

The Evolution of the Health Hub-

The Health Hub was conceived 16 years ago for the aging population to easily keep track of their day to day health. This not only brought peace of mind to the individual but also helped the doctor properly prescribe certain medications (such as blood pressure medication), whereby they can see what their day to day needs are and not just base their prescriptions on a “Snapshot” of an office visit.

We proved the need for “Patient Monitoring” in a study with Humana in 2007, whereby we were given half of the cardiac patients (2500) in Florida and provided Patient Monitoring for said group. After only 4 months (one full quarter of monitoring) the savings were astounding. Humana reported that they were spending just over $600 LESS, per month, per patient with our (monitored) group than they were spending with the unmonitored group.

However, as astounding as that study was, the “Remote Patient Monitoring” (RPM) business did not begin to flourish until August of 2018, when Medicare first created 3 billing codes for RPM.

The initial offering for the Health Hub was delivering raw data from the patient’s home in full HIPAA Compliance. This was accomplished by a special association with a Cellular Carrier in which the raw data from the patient’s home was 128 bit encrypted and transported directly to the Data Core of the Cellular Carrier, without ever being exposed to the internet. This was an industry first and today remains the only truly HIPAA compliant device.

The first improvement on that offering was the introduction to a voice response, from the Hub. This addition assures the patient that their readings have been received. This addition allows for any language to be used, in this voice response. This enhancement required a new enclosure, a modification of the main circuit board and a Firmware change.

The voice response module maintains capacity for 7 different audible responses and through the addition of Over the Air Programming (OAP) to the Hub, any language can be supported. The OAP upgrade required a firmware change as well as firmware changes at the servers that manage the Hubs.

The Next addition is a revolutionary change to the “Wearables” market. We have developed a wearable that among other things can give glucose readings that are within the acceptable range of clinical monitoring. This was achieved by using a blood monitoring Glucometer that reports to the Hub. This reading is then sent to the Wearable (by the Hub) as a “Calibration” number, such that the numbers monitored on the Wearable are accurate. This process is done ONCE a day or each time the Wearable is initially put on the wrist, whichever is greater.

The next change is to the “Industrial Design” of the Hub itself. This was done for two reasons. First, it was done in an effort to introduce a highly complicated device to appear stylish and not standout in any setting. Second, because this a purpose built device, it differs from others in the Market which cannot be reduced in physical size because of the kluge of repurposed off-the-shelf components used in other, less sophisticated products in the RPM market. The first 2,000-piece run will be of this physical design.

After the first two thousand circuit boards has been depleted our Hub 2.0 will emerge with the addition of Two-way voice communications. This will allow for a panic button to place a 911 call and automatic dialing of 911 when the wearable detects a fall.

While the evolution of the Hub itself is impressive, don’t lose sight of the numerous changes and additions to the “Server Side” which enables the Hub functionality.

Changes to the Servers to Support the Product Enhancements-

Inasmuch as the additional functionality of “Audio Playback” from the Hub, the Server had to be changed to support this. When a new data point is recorded at the Server, the Server, sends an “Acknowledgement” back to the Hub (over the Cellular Network).

However, inasmuch as there are 7 different audible responses possible, the Acknowledgement, must also tell the Hub “Which File to Play”. This required Firmware changes at the Hub and the Server.

Also, the Server side had to be updated to allow the “Cellular Network” to update Audio Files and the Cellular Network Provider had to make changes to allow OAP for the Hubs. This capability not only allows for updating language choices but also allows TRACCOM to update Hub Firmware without physical intervention.

Inasmuch as new markets have been identified for the Health Hub, it was discovered that there was a far greater need for “non-HIPAA” applications. The new deployments include but are not limited to:

1-A Direct Portal for Doctors offering Non- HIPAA services

2-A Direct Portal for Pharmacists (May be HIPAA or Non-HIPAA)

3-Cell Phone Apps (Apple and Android) that receive data from the Health Hub Servers, which allows family member all over the world to monitor their Parent’s Health on a daily basis. This Service is unique, all others only offer an App that receives the data from the ancillary (reporting) devices.

However, the most important change has been that we are not only collecting real-time health data, but with the addition of the App, we now collect the names and dosage amounts of all medications being taken by the patient. Although we NEVER associate names, we know their Gender, Age, and any Chronic Conditions. This information coupled with their Health Readings produces a Database that allows one to predict WHAT MEDICATIONS would probably work best for an individual with a certain condition, in a certain Gender group, and/or in a certain age group.  This capability is useful to Big Pharma as well as doctors.

Moreover, this data base gives TRACCOM another potential high revenue source. This data base of pharmaceutical performers is compiled from a level of data specificity heretofore never compiled.

This data base includes, chronic illness, patient age, patient gender, patient location (Hub has GPS), patient weight, medication name, dosage of said medication, ambient temperature of the patient’s home (measured internally by the Hub), the relative humidity of the patient’s home (measured internally by the Hub) and if they are wearing the wearable, we know the activity level of the patient.

This data base is driven by Artificial Intelligence and will (over time) be able to predict with astounding accuracy the next chronic condition of new patients, approximately when to look for the on-set of this new condition as well as the medication that is best suited for treatment thereof.

On another significant note, the IP and Product development division of the Company has also filed for Patent Protection on a technology and service that will serve the Railroad industry by overcoming the known cause of most derailments in the railway system.

This product will require political help to get in front of the correct decision makers. That said, this product could attract a very large financial contract.

Moreover, this data base gives the Company another potential high revenue source. This data base of pharmaceutical performers is compiled from a level of data specificity heretofore never compiled.

This data base includes, chronic illness, patient age, patient gender, patient location (Hub has GPS), patient weight, medication name, dosage of said medication, ambient temperature of the patient’s home (measured internally by the Hub), the relative humidity of the patient’s home (measured internally by the Hub) and if they are wearing the wearable, we know the activity level of the patient.

This data base is driven by Artificial Intelligence and will (over time) be able to predict with astounding accuracy the next chronic condition of new patients, approximately when to look for the on-set of this new condition as well as the medication that is best suited for treatment thereof.

The Company’s primary source of working capital since inception has been loans from its management shareholders, $30,000 it raised on Indiegogo and $43,000 from its Reg A Tier 2 offering. There have been no management salaries paid out nor any significant operating costs. The primary operating expenses to date have been for development and consulting fees related to product development.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the rate of progress in securing customer purchase orders

●	the costs of sales, marketing, and customer acquisition

Regulatory Matters

Our products must maintain compliance with the Federal Aviation Administration and similar government authorities in any international markets, however, our products need only two redundant ways to turn on and off in flight, and our products have three ways. Additionally, we will apply to and seek approval from the Federal Communications Commission and the European equivalent, because, to sell medical devices in the European Union, a product must apply for and obtain a CE Marking. We believe we will obtain any such approval or compliance.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Results of Operations

Revenues.

The Company had realized revenue of $0 and $17,824 as of December 31, 2023 and 2022 respectively..

Cost of revenues.

The Company had related cost of revenues of $0 and $3.40 as of December 31, 2023 and 2022 respectively.

Gross profit and gross margin.

The Company had realized gross profit of $0 and $17,825 as of December 31, 2023 and 2022 respectively.

Sales, general and administrative expenses.

The Company had sales, general and administrative expenses of $112,276 and $65,518 as of December 31, 2023 and 2022, respectively. Sales, general and administrative expenses consisted primarily of stock based compensation, salaries and wages, professional fees, sales and marketing expenses and general and administrative expenses.

Research and development expenses.

The Company had research and development expenses of $40,000 and $5,807 as of December 31, 2023 and 2022, respectively. Research and development expenses consist primarily of services and costs related to the development of our insertable cardiac device.

Net loss.

The Company had a net loss of $79,119 and $52,428 as of December 31, 2023 and 2022, respectively. The increase in net loss was primarily a result of increased research and development activities.

Liquidity and Capital Resources

We have not generated any significant revenue from operations to date. Our sources of cash have historically included loans from shareholders, private placements of our securities and equity crowd funding. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs. We intend to fund our operations through capital raised from investors in the near term.

Net cash used in operating activities was $171,250

Net cash used in investing activities was $-0-

Net cash provided by financing activities was $171,111

Regulation A Offering

The company repriced its Regulation A offering on July 15, 2022 to $1.82 from its original filing price of $2.85.  A total of 330,000 shares of common stock are available under this repricing as of December 31, 2022.  As of December 31, 2022, none of the shares have been sold.  In July 2023, the Regulation A offering expired.

Capital Expenditures

The Company had no capital expenditures for the years ended December 31, 2023 and 2022.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any.

ITEM 3. DIRECTORS AND OFFICERS

Directors and Executive Officers

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Age	Cash Compensation	Other Compensation	Total Compensation
Joseph Morgan	75	$0.00	$0.00	$0.00
Harry Steck	79	$0.00	$0.00	$0.00

Joseph Morgan. Joseph Morgan began his business career in 1968 as Assistant Chief Engineer at WDEF Television, the CBS affiliate in Chattanooga, Tennessee. He remained in that position until 1972 and took the facility’s local origination capabilities from black & white to color and implemented a complete switcher modification to accommodate state-of-the-art, at the time, special effects. In 1972, Joseph joined International Video Corporation, a California company, as a Field Service Engineer. He then transitioned in the role of Sales Engineer and attained the highest sales in a single year, more than any other Sales Engineer, worldwide.

In 1976, Joseph formed Video Masters, Inc., a video production company. This company was very successful with a client list such as NASA, IBM, Delta Airlines, Disney, General Motors, Ford, Sears, AT&T, BellSouth, Syniverse, US Government, GTE/Verizon, NBC, CBS, ABC in the U.S. and international clients from Korea, India, Canada, England.

After selling Video Masters in 1988, Joseph retreated to a “Consulting” role for 4 years. Then in 1992, Joseph started another entrepreneurial venture, outside of broadcast video production, into prepaid cellular services. USA Telecommunications Inc. was the anthesis of Joseph’s focus on the value and importance of Intellectual Property. Joseph was granted his first U.S. Patent and sold that company to AT&T in 1999. Although Joseph became Vice President of Wireless Research and Development for AT&T,

personal restrictions were placed on Joseph regarding intellectual property by AT&T, which encouraged Joseph to continue his entrepreneurial pursuits.

Joseph purchased a cellular license in 2000 and started deploying cellular-based technologies and his focus on intellectual property, yielded 23 additional Patent Filings that span a plethora of unique functionalities for the wireless industry including; using the signaling protocols for CDMA and/or GSM that facilitate prepaid wireless telephony services, seamless SIP signaling integration, measured services, Wi-Fi Offload Services, nSIM© Services (IMSI pooling to reduce international roaming charges), eSIM solutions, SIMLESS solutions, flight aware asset tracking technologies, Proprietary Machine to Machine communications, credit card clearing, electronic coupon distribution, database integrations from certain applications from various end-user wireless devices and a method for ubiquitous cash collection with real-time balance transfer applications.

In 2012, Joseph created a unique cellular based tracking Device called Trakdot™ that enables unlimited tracking worldwide for approximately $1 /month. This product was offered by Globatrac in 2013, during which time Joseph was the CTO and Harry Steck was the President, CEO.

In 2014, Joseph created Midwest Network Solutions, LLC, from which he provided patented cutting-edge cellular solutions as well as ubiquitous roaming services all over the world.

In 2018, Joseph and Harry reunited to create Traccom to serve the global tracking and logistics market. Joseph currently serves as Chairman and CTO of Traccom.

Joseph holds an Associate of Engineering degree from Chattanooga State Community College and currently resides in Jefferson, GA with his wife, Sonja, of 33 years. He enjoys photography, computer science and audio and video production.

Harry Steck. From 1965 to 1982, Harry Steck work with JCPenney, holding senior buying and marketing positions in its drug store division, Thrift Drug Company. From 1982 to 1985, Harry held SVP of Merchandising positions with Fays Drug and Gray Drug. In 1985, Harry was recruited to Sara Lee as VP of Merchandising in its Hanes Hosiery division, based in Winston-Salem, NC. For seven years, he oversaw marketing and distribution operations. In 1992, the Rank Corporation, a public company based in London, UK, recruited him as President / CEO of its U.S. based Rank Retail America division. Harry held this position through 1996, at which time he led a board-approved divestiture of Rank Retail America. In 1996, Harry joined GT Interactive Software, based in New York City, as SVP to lead its OTC public offering. Upon a successful offering, he stayed with the company for four additional years.

From 2000 to 2006, Harry elected to step back from his business career as he and his wife decided to focus on raising their three children.

In 2006, Harry was recruited by Itochu, a Tokyo based public company for the position of President / CEO of its Master Halco division, a specialty steel producer based in Los Angeles. In 2009, Harry resigned from Master Halco.

After a second attempt at retirement, Harry was selected by a Lebanese investor group in 2013 to oversee a Los Angeles based technology startup company. In this role, Harry collaborated with Joseph Morgan, its CTO, to create and launch Trakdot™ the first ever successful tracking device to be used for airline checked in luggage. In 2018, Harry and Joseph established Traccom Inc. to create the successor product to Trakdot™. Harry currently serves as President and CEO of Traccom. Harry also oversees the financial operations of ForsterVGV Inc., a Florida based specialty luggage manufacturer.

Harry is a graduate of the University of Pittsburgh where he holds an MBA and completed post graduate programs at Harvard and IMEDE (University of Lausanne, Switzerland). He currently resides in Walnut Creek, California with his wife of 55 years, Nancy. He enjoys reading, riding the stationary bicycle and taking Viking river cruises.

Robert Goldstein’s position as Executive Vice President and his Board Director position were eliminated in 2023.

Family Relationships

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past five years:

•been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

•had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Corporate Governance

Our board of directors currently consists of three members, Robert Goldstein, Harry Steck and Joseph Morgan. We currently do not have standing audit, nominating or compensation committees. Our entire board of directors handles the functions that would otherwise be handled by each of the committees.

Employment Agreements

The Company does not currently have any employment agreements in place.

Director Compensation

During 2023, our directors did not receive any cash or equity compensation for serving as a director.

Outstanding Options

As of December 31, 2023, under our 2021 equity incentive plan we had granted options to certain of our advisors to acquire an aggregate of 200,000 shares of our common stock.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of December 31, 2023 (i) by each of our executive officers and directors who beneficially owns more than 10% of any class of our voting securities; (ii) by all of our executive officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of any class of our voting securities. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 2013 SkyCrest Dr. #4, Walnut Creek, CA  94595

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (1)	Percent of Class
Common Stock	Joseph Morgan	2,140,000	55.7%
Common Stock	Harry Steck	700,000	18.2%
Common Stock	Armand Marino	480,000	12.5%
Common Stock	William Forster	400,350	10.4%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares. For each beneficial owner above, any securities acquirable within 60 days have been included in the denominator in accordance with SEC Rule 13d-3(d)(1).

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2022 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers—Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

None of the members of the Board, the Company’s executive officers, or other affiliates have or will be involved in a material company transaction as of the date of this Form 1-K.

Joseph Morgan, Chairman and CTO of Traccom Inc., and Armand Marino, along with a third-party, are the owners of MNS Hub, the exclusive provider of connectivity service to Traccom Inc. Over time, we project that MNS Hub will be one of the largest supplier to the Company.. However, Traccom Inc., Armand Marino, Joseph Morgan and/or MNS Hub have not entered into any such agreements.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2023, but was not reported.

ITEM 7. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

TRACCOM INC.

Financial Statements For The Years Ended December 31, 2023 & December 31, 2022

TOGETHER WITH INDEPENDENT ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS

Description Page

Independent Accountant Audit ReportF-3 – F-4

Profit & Loss StatementF-5

Balance SheetF-6

Statement of CashflowsF-7

Statement of Shareholders’ EquityF-8

Notes to Accompanied Financial StatementsF-9 – F-14

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Management of TRACCOM INC.

Opinion

We have audited the financial statements of TRACCOM INC. (the “Company”), which comprise the Balance Sheet as of December 31, 2023 & December 31, 2022 & December 31, 2021, the related Profit & Loss Statements, the related Statements of Cashflows, the related Statements of Shareholders’ Equity, and the related notes for the twelve-month periods then ended. (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 & December 31, 2022 & December 31, 2021, and the results of its operations and its cash flows for the twelve-month periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Omar Alnuaimi, CPA

Naperville, IL

February 29, 2024

TRACCOM INC.
BALANCE SHEET
AS OF DECEMBER 31, 2023 & DECEMBER 31, 2022 & DECEMBER 31, 2021

	12/31/23	12/31/22	12/31/21
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$ (6)	$ 132	$ 15,919
Inventory	2,012	2,012	8,012
Accounts Receivable	-	-	4,003
TOTAL CURRENT ASSETS	2,006	2,144	27,934
NON‐CURRENT ASSETS
Fixed Assets - Furniture & Equipment	2,458	2,458	2,458
Less: Accumulated Depreciation	(2,458)	(2,458)	(1,816)
Fixed Assets - Equipment (net)	-	-	642
Capitalized Software	125,000	125,000	125,000
TOTAL NON-CURRENT ASSETS	125,000	125,000	125,642

TOTAL ASSETS	127,006	127,144	153,577

LIABILITIES AND OWNER'S EQUITY
CURRENT LIABILITIES
Accounts Payable	22,162	95,342	65,439
Short Term Loan	-	50,000	50,000
Company Credit Card	-	18,726	19,356
Deferred Revenue	29,032	29,032	29,032
Customer Deposit	-	-	10,000
TOTAL CURRENT LIABILITIES	51,194	193,100	173,827
NON‐CURRENT LIABILITIES
Loans Due to Shareholders	363,634	192,523	187,099
Long Term Loan	50,000	-	-
TOTAL NON‐CURRENT LIABILITIES	413,634	192,523	187,099

TOTAL LIABILITIES	464,829	385,623	360,926
OWNER'S EQUITY
Common Stock ($0.00025 par value, 3,854,659 shares issued and outstanding)	964	964	964
Common Stock - APIC	50,739	50,739	49,440
Retained Earnings (Deficit)	(389,527)	(310,181)	(257,753)
TOTAL SHAREHOLDERS' EQUITY	(337,824)	(258,478)	(207,349)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 127,006	$ 127,144	$ 153,577

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2023 & DECEMBER 31, 2022 & DECEMBER 31, 2021

	2023	2022	2021
Revenue
Consulting Services	$ -	$ 17,825	$ 23,340
Sales - Devices	-	-	3,420
Total Revenue	-	17,825	26,760
Cost of Sales	-	-	7,427
Gross Profit	-	17,825	19,333

Operating Expense
Legal & Professional Fees	13,132	32,471	60,431
Dues, Subscriptions, Filing Fee	31,411	3,902	34,192
Public Offering Expenses	23,704	13,951	20,362
Product Development	40,000	5,808	15,136
Freight and Shipping Costs	-	43	9,847
Supplies Expense	185	490	4,320
Office Expense	1,156	2,025	4,139
Travel Expense	-	2,051	2,856
Advertising & Marketing Expense	2,688	4,777	-
Total Operating Expenses	112,276	65,518	151,283

Net Income From Operations	(112,276)	(47,693)	(131,950)

Other Income (Expense)
Loan Forgiveness	35,000	-	-
Depreciation Expense	-	(642)	(1,174)
Interest Expense	(1,843)	(4,093)	(3,104)
Total Other Income (Expense)	33,157	(4,735)	(4,278)

Net Income Before Provision for Income Tax	(79,119)	(52,428)	(136,228)

Provision for Income Taxes	-	-	-

Net Income (Loss)	$ (79,119)	$ (52,428)	$ (136,228)

Earnings (loss) per Share	$ (0.0205)	$ (0.0136)	$ (0.0353)

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 & DECEMBER 31, 2022 & DECEMBER 31, 2021

	2023	2022	2021
OPERATING ACTIVITIES
Net Income	$ (79,119)	$ (52,428)	$ (136,228)
Non-Cash Adjustments
Changes in Inventory	-	6,000	(8,012)
Changes in Accounts Receivable	-	4,003	(4,003)
Changes in Company Credit Card	(18,726)	(630)	5,346
Changes in Accumulated Depreciation/Amortization	-	642	1,174
Changes in Customer Deposit	-	(10,000)	10,000
Changes in Accounts Payable	(73,179)	29,903	65,439
Other Non-Cash Adjustments	(226)	-	1,734

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(171,250)	(22,510)	(64,550)

INVESTING ACTIVITIES
Fixed Assets - Furniture & Equipment	-	-	(853)

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-	(853)

FINANCING ACTIVITIES
Capital Contributions	-	1,299	48,026
Short Term Borrowings	-	-	50,000
Loans Due to Shareholders	171,111	5,424	(18,865)

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	171,111	6,723	79,161

NET INCREASE (DECREASE) IN CASH	(139)	(15,787)	13,758
CASH AT BEGINNING OF PERIOD	132	15,919	2,161
CASH AT END OF PERIOD	$ (6)	$ 132	$ 15,919

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2023 & DECEMBER 31, 2022 & DECEMBER 31, 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2020	$ (119,147)	$ -	$ (118,505)
Net Income for the period ending December 31, 2021	-	(136,228)	(136,228)
Equity Contributions (Distributions)	-	48,026	48,026
Balance, December 31, 2021	$ (119,147)	(88,202)	(207,349)

	Opening Equity Balance	Yearly Changes	Total
Beginning Balance	$ (207,349)	$ -	$ (207,349)
Net Income for the period ending December 31, 2022	-	(52,428)	(52,428)
Equity Contributions (Distributions)	-	1,299	1,299
Balance, December 31, 2022	$ (207,349)	(51,129)	(258,478)

	Opening Equity Balance	Yearly Changes	Total
Beginning Balance	$ (258,478)	$ -	$ (258,478)
Net Income for the period ending December 31, 2023	-	(79,119)	(79,119)
Equity Contributions (Distributions)	-	-	-
Balance, December 31, 2023	$ (258,478)	$ (79,119)	$ (337,824)

See Independent Accountant’s Audit Report and accompanying notes, which are an integral part of these financial statements.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

TRACCOM INC. (the “Company”) is a Delaware corporation formed on November 5, 2018. The Company is engaged in the design, manufacturing, marketing, and selling of high-quality, advanced technology, low-cost tracking, and monitoring devices for consumer and commercial use. The Company has developed two primary devices for sale/use, all under the trademark known as “Traccom™”. These products are known as Traccom™ Basic and Traccom™ Health Hub.

Traccom™ Basic is designed to facilitate consumer passenger airline luggage tracking. Each year, approximately four billion units of passenger luggage are checked into worldwide airline flights. Approximately 25 million units of luggage are mishandled or never arrive at their destination. Traccom™ Basic addresses this issue by alerting the luggage owner immediately upon the landing of their flight.

This alert is delivered via a direct SMS message and/or email. To the company’s knowledge, this device is the only device compliant with airline requirements to have redundant methods for powering off in- flight.

Traccom™ Health Hub is designed to serve the healthcare industry by providing real-time monitoring of individuals with chronic or serious health conditions, commonly known as Remote Patient Monitoring among healthcare professionals. The device addresses the need to provide daily monitoring of a patient that displays health risks, whether from age, chronic illnesses, surgery or injury related issues. It also addresses the need for daily medical overview and monitoring, as well as alerting of additional health risks that are driven by patient non-compliance of physician instructions. The device aims to offer real- time monitoring of persons with such health conditions and others in a manner compliant with the Health Insurance Portability and Accountability Act (HIPAA). Patient data points tracked would include blood pressure, oxygen / pulse, weight, glucose, temperature and spirometer. Traccom™ Health Hub is especially attractive to patients’ Primary Care Providers (PCP). The devices provides the PCP the ability to maintain a higher patient count without a linear increase in nursing staff or physician time, it provides a higher quality of daily health monitoring and subsequent care, and it reduces trips to the emergency room by identifying health issues before the issues cause a health emergency. While this device is meant to be administered by a PCP, it can be used recreationally by anyone, or by a HMO or Insurance Company, using the device’s default algorithm / recommended settings, as driven by the Key Health Indicator questionnaire.

The Company’s operating model will consist of two revenue streams: (1) The first revenue stream will be the fixed sales price of the initial deployment of a device / activation. (2) The second revenue stream consists of the recurring annual subscription fee of the device. The Company has also identified a third potential significant revenue source which will be derived from data mining from the two devices.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, December 31, 2022, & December 31, 2021, The Company assessed its customer receivables and determined there is no justification for an allowance for doubtful accounts.

Fixed Assets and Depreciation

Property and Equipment is stated at cost. Accounting principles generally accepted in the United States of America require that property and equipment be depreciated using the straight-line method, which is the method used by the Company. Expenditures for normal repairs and maintenance are charged to operations as incurred.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed Assets and Depreciation (cont.)

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is present when the sum of the undiscounted estimated future cash flows expected to result from use of the assets is less than carrying value. If impairment is present, the carrying value of the impaired asset is reduced to its fair value. As of December 31, 2023, December 31, 2022, & December 31, 2021, no impairment loss has been recognized for long-lived assets.

Inventory

Inventories are stated at the weighted average method for valuing inventories at the lower of cost or net realizable value. The Company manufactures a majority of its finished goods sold. The Company captures into inventory all costs of materials plus direct labor overhead costs of the following departments: laboratory, quality assurance, security, and product production. During 2022, the Company exchanged $6,000 worth of inventory to settle a portion of the Company’s ‘Customer Deposit’ liability.

Fair Value of Financial Instruments

The Company measures certain assets and liabilities at fair value. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3: Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Deferred Revenue

Deferred revenue consists of prepayments by the Company’s customers for products sold. During 2020 and 2019, the company received prepayments of products totaling $4,742 and $24,290, respectively. These prepayments were executed via a crowdfunding campaign facilitated by the ‘Indiegogo’ organization. The terms of the crowdfunding campaign allow The Company collect prepayments for products from customers at the time of sale, however delivery of these products will occur when manufacturing of distribution of the products become available. Deferred revenue that will be recognized upon shipment of the products sold.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2023, 2022, & 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Capitalized Software

This balance represents the engineering costs of software, firmware design, and development related to the circuit board built into the products. This software is proprietary and the company intends to patent this design.

The Company accounts for these costs in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing. Upon implementation of the software, the Company will begin deprecating/amortizing the capitalized software account. As of December 31, 2023, 2022, & 2021, the software has not been implemented/launched.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2023, 2022, & 2021, assessment of recoverability of development costs has resulted in no impairment related write- off/expense.

General & Administrative

General and administrative expenses include personnel-related expenses incurred to support the Company, including legal, finance, compliance, human resources, customer support, executive, and other support operations. These costs also include software subscriptions for support services, facilities and, and other general overhead. General and administrative costs are expensed as incurred.

Loans Due to Shareholders

Balances include company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. In both instances, the agreement dictates a 0% interest rate and repayment will commence upon the generation of positive operating cashflows.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2023, 2022, & 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

TRACCOM INC.

NOTES TO FINANCIAL STATEMENTS

For The Years Ended December 31, 2023, 2022, & 2021

NOTE C – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00025 par value per share. As of December 31, 2021, 3,854,203 shares have been issued and are outstanding. As of December 31, 2022, 3,854,659 shares have been issued and are outstanding. As of December 31, 2023, 3,854,659 shares have been issued and are outstanding.

NOTE D – SHORT TERM & LONG TERM LOAN

On July 16, 2021, the Company executed a short-term loan in the amount of $50,000, bearing a 0% interest rate, and due in full on July 16, 2022. Terms dictated this loan is secured by a first priority security interest in all of the tangible and intangible property of the Company and will be paid first prior to any existing shareholder loans as of July 16, 2021, being paid.

As of December 31, 2022, the loan remained outstanding as both parties agreed to extend any repayment of the loan. Both parties intend to execute an agreement to settle the loan balance in exchange for company Common Stock in 2023.

As of December 31, 2023, the loan remained outstanding as both parties agreed to extend any repayment to commence upon the positive generations of operating cashflows.

NOTE E – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE F – GOING CONCERN

The Company has a very limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local, a worsening or prolonging of the pandemic, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern.

NOTE G – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 29, 2024, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management’s review substantially affect the amounts and disclosure of the accompanying financial statements.